October 1, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:                     Joseph Cascarano, Senior Staff Accountant

Robert Littlepage, Accounting Branch Chief

Edwin Kim, Staff Attorney

Jan Woo, Legal Branch Chief

Re:                       Netfin Holdco

Registration Statement on Form F-4

Filed August 28, 2020

File No. 333-248486

Dear Mr. Kim:

On behalf of our client, Netfin Holdco, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form F-4 filed on August 28, 2020 (the “Registration Statement”), contained in the Staff’s letter dated September 25, 2020 (the “Comment Letter”).

The Company has filed via EDGAR its amended Registration Statement on Form F-4 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Form F-4 Filed August 28, 2020

Questions and Answers About The Proposals

Are there any other matters being presented to the shareholders at the meeting?, page 4

1.	Please clarify that Netfin Acquisition Corp. (“Netfin”) shareholders will be able to vote separately on the three matters constituting the Charter Proposals. Further, please clarify the non-binding effect of the Charter Proposals and the impact on your ability to proceed with the Business Combination and Merger Proposals if shareholders do not approve the Charter Proposals. To the extent that the business combination and merger may still proceed without shareholder approvals of all three Charter Proposals, please revise your disclosure to explain.

Response: The Company has revised its disclosure on page 4 to clarify that Netfin shareholders will be able to vote separately on the three matters constituting the Charter Proposals, the non-binding effect of the Charter Proposals and the impact on Netfin’s ability to proceed with the Business Combination and the Merger Proposals if shareholders do not approve the Charter Proposals. The Company has also revised its disclosure on pages 3, 4, 14 and 94 to explain that the business combination and merger may still proceed without shareholder approvals of all three Charter Proposals.

United States Securities and Exchange Commission

October 1, 2020

2.	You describe the Business Combination and Merger Proposals as “condition precedent proposals.” Please clarify that these proposals will only be adopted and approved if both proposals are approved by shareholders.

Response: The Company has revised its disclosure on pages 4, 17, 81 and 93 to clarify that each of the Business Combination and Merger Proposals will only be adopted and approved if both are approved.

I am a Netfin warrant holder. Why am I receiving this proxy statement/prospectus?, page 4

3.	You disclose that Netfin warrant holders, by their terms, will be entitled to receive ordinary shares of Netfin Holdco (“Holdco”) upon exercise. Please clarify if the Netfin warrants will not be exchanged for Holdco warrants and Netfin warrant holders will continue to hold Netfin warrants. To the extent that the publicly traded Netfin warrants will be listed on Nasdaq under a different entity, please clarify. We note that Holdco intends to list warrants on Nasdaq.

Response: The Company has revised its disclosure on pages 5 and 8 to clarify that the Netfin Warrants will by their terms, be assumed by Holdco and thereby entitle the holders to purchase ordinary shares of Holdco (and not Netfin).

4.	Please advise us whether Holdco will file a Form 8-A under its own CIK number and file a Form 15 to terminate the registration of the Netfin units, Class A ordinary shares, and/or public warrants.

Response: Upon the closing of the Business Combination, Holdco, as the legal successor to Netfin under Rule 12g-3, will assume Netfin’s CIK number and file a Form 8-A/A and a shell company transition report on Form 20-F. It will also file a Form 10 to delist its units from NASDAQ and a Form 15 to de-register its units under the Securities Exchange Act of 1934.

United States Securities and Exchange Commission

October 1, 2020

Summary of Proxy Statement/Prospectus, page 10

5.	Please include the Sponsor of Netfin as one of the Parties described in the summary and briefly describe its ownership and its affiliation with Netfin management. Your description should include any material agreements or arrangements related to the business combination and thereafter.

Response: The Company included the Sponsor of Netfin as one of the Parties described in the summary on page 10 and described its ownership and its affiliation with Netfin management as well as any material agreements or arrangements related to the business combination.

6.	In your description of Fintech, please clarify which lines of business/modules Fintech currently offers and which are still in development. Further, please clarify the basis for the statement Fintech is one of the world’s largest “commodity trading and trade finance platforms….”

Response: The summary description of Fintech has been expanded with additional disclosure from the “Business of Fintech” section to clarify which modules are still in development, and the basis for Netfin and Fintech’s belief that Kratos is the world’s largest commodity trading and trade finance platform, as measured by total transaction volume. Additional support for this belief is included in “Business of Fintech – Competition” on page 122.

7.	You indicate that Fintech maintains a presence in Singapore, the U.K. and the U.S. in key trading markets. Please provide more information about the geographic location of the user base of the platform, where Fintech generates its revenues, and the sources of your customers. Your business and risk factors disclosures indicates that most of Fintech’s customers are referred from its affiliate, Rhodium Resources Pte. Ltd. (“Rhodium”), and are based primarily in Indonesia. To the extent your operations are material in North America or Europe, please clarify.

Response: A cross-reference has been added to the summary which refers readers to “Business of Fintech – Geographic Footprint & Employees” on page 123 where additional disclosure has been added to clarify four distinct geographic categories: the location of users (which is equivalent to the location associated with revenue generation), the load and discharge markets for commodities which users trade via the “Trade Discovery” module and the location of lenders which provide financing via the “Trade Finance” module.

8.	You refer to “maximum redemptions” permitted under your Business Combination Agreement and the need to limit redemptions to $172.3 million. Please clarify how you determined the limit. It appears that the only limitations on redemptions is the $60 million in cash to be provided to the sellers and $5,000,001 that must be immediately available in the trust account after the close of the business combination.

Response: The Company has revised the disclosure on page 25, 26 and 127 to clarify how it determined $172.3 million as the redemption limit.

United States Securities and Exchange Commission

October 1, 2020

9.	In the event of a high level of redemptions, please clarify if Netfin has the ability to seek financing to complete the merger, with or without the approval of sellers.

Response: The Company has revised the disclosure on pages 5, 18, 54 and 125 to clarify that if redemptions exceed $172.3 million, Netfin will need to seek additional debt or equity financing, which may only be obtained with the prior written consent of the sellers.

Comparative Per Share Data, page 26

10.	Please disclose Netfin pro forma book value per share assuming no redemptions and Netfin pro forma book value per share assuming maximum redemptions. We refer you to our comment on the presentation of the pro forma condensed combined statement of financial position.

Response: The Company has updated the disclosure surrounding Netfin’s pro forma book value per share on page 26.

11.	Please disclose the equivalent pro forma per share amounts pursuant to Part I Item 3(f) of Form F-4. With respect to the proxy, refer to Item 14(b)(10) of Schedule 14A.

Response: The comparative per share data table was updated on page 26 to add dividends per share.

Background of the Business Combination, page 57

12.	Please provide more detail regarding the financial modeling, valuation and negotiated terms of the purchase price and consideration. It is unclear, for example, if the financial modeling provided to Netfin were the same financial forecasts disclosed on page 66. Further, please disclose the valuation ranges provided by your financial advisors.

Response: The Company has updated the disclosure in the Background of the Business Combination section to provide more detail.

Netfin’s Board of Directors’ Reasons for Approval of the Business Combination, page 60

13.	Please clarify how Netfin’s board determined the fairness of the consideration offered to acquire Fintech. We note, for example, you disclose financial forecasts provided by Fintech management and you sought valuation ranges from your financial advisors. Please clarify if you received a valuation report from your advisors or if you or your advisors performed valuation methods.

Response: The Company has removed the sentence regarding the Board’s deliberations on the fairness of the consideration to be paid to Fintech. The Company did not receive a valuation report from its advisors and its advisors did not perform valuation methods.

United States Securities and Exchange Commission

October 1, 2020

Certain Forecasted Financial Information for the Company, page 65

14.	The forecasted financial information provided contemplates significant growth in revenues, transaction volume, EBITDA and Net Income. We note that you did not generate any revenues until Fiscal Year 2020. Please provide details regarding the assumptions used to support these financial projections. Further, we note that several of your business line modules are still under development. Clarify if these projections are based on anticipated financial performance for lines or business where you currently do not have any customers.

Response: Additional disclosure has been included on page 66 which describes the assumptions underlying the Projections:

In the view of Fintech’s management team, the Projections were prepared on a reasonable basis, reflected the best currently available estimates and judgments of Fintech and presented, to the best of their knowledge and belief, the expected course of action and the expected future financial performance of Fintech. In particular, Fintech’s management team has explicitly assumed in providing the Projections to the Board that Transaction Volume will continue to grow rapidly as Fintech addresses the trade finance shortfall for SMEs, which was estimated by the WTO at US$1.5 trillion in 2019. Other elements of the Projections are driven by assumed Transaction Volume, and related assumptions, including that: (i) Trade Finance Volume will be 33% of Transaction Volume, (ii) the Transaction Fee and the Trade Finance fees will gradually decrease, as shown in the Projections, (iii) no revenue will be produced by the “Insurance” module or the “Logistics” module, (iv) the “Supply Chain Finance” module, which has yet to begin commercial operations, is projected to contribute a small portion of Trade Finance Volume, which is included in the Projections, beginning in FY21, (v) most costs are expected to grow linearly, in line with revenues and EBITDA, and (vi) following completion of the Business Combination, Total Expenses are expected to be markedly higher due to the costs associated with being a public company.

As of the date of the Projections, only assumption (iv) described above with respect to the “Supply Chain Finance” module relates to a line of business where Fintech does not have any customers.

The Business Combination Agreement, page 80

15.	Please describe how the Adjusted EBITDA used in the earn-out provision differs from the calculation of the EBITDA that is provided for Fintech for the fiscal year ended February 29, 2020. Please provide the Adjusted EBITDA for fiscal year 2020 for Fintech as calculated pursuant to the earn-out provision.

Response: The disclosure of the differences between the calculation of Holdco’s Adjusted EBITDA* and Fintech’s EBITDA* has been clarified on page 87.

United States Securities and Exchange Commission

October 1, 2020

The Merger Proposal, page 90

16.	Please clarify that the Merger Proposal contains the Netfin shareholder authorization to remove the SPAC-related provisions from the Netfin charter. Your description should briefly describe the SPAC-related provisions that will be removed, such as the termination date, provisions related to the SPAC trust and ability of Netfin shareholders to redeem their shares.

Response: The Company has revised the disclosure on page 92 to clarify that the Merger Proposal contains the Netfin shareholder authorization to remove the SPAC-related provisions from the Netfin charter and to describe the SPAC-related provisions that will be removed.

17.	Your resolution for the Merger Proposal indicates “that upon the Effective Date (as defined in the Plan of Merger), that the changing of the name of the Surviving Company from ‘Netfin Acquisition Corp.’ to ‘Triterras, Inc.’ is approved in all respects;…” Your disclosure throughout your registration statement indicates at Holdco will change its name to Triterras, Inc., not Netfin. Please clarify.

Response: The Company has revised the disclosure on page 92.

Information about Executive Officers, Directors and Nominees, page 94

18.	Please clarify Mr. Koneru’s role with Rhodium and Triterras Holdings. Also, please clarify whether your executive officers are full-time employees or if they devote significant amounts of their time on other business ventures.

Response: Mr. Koneru’s biography on page 97 has been clarified to disclose his role on Rhodium’s board and risk committee and the board of Triterras Asia and Triterras Holdings Pte. Ltd. Disclosure has also been added on page 97 to clarify that, following the completion of the Business Combination, the executive officers will be our full time employees.

19.	Please clarify whether you intend to avail yourself of the either the controlled company and/or the foreign private issuer exemptions for Nasdaq’s corporate governance rules. If so, please clarify in your summary and risk factors as well.

Response: The Company intends to avail itself of the controlled company exemptions and the foreign private issuer exemptions for NASDAQ corporate governance rules. The summary on page 11 and the risk factors on pages 48 - 49 have been updated accordingly.

United States Securities and Exchange Commission

October 1, 2020

Business of Fintech, page 109

20.	Please provide a more detailed description of Rhodium’s business and your relationship between Rhodium and the customers it refers to you. Describe the markets and commodities Rhodium operates in and any arrangements or agreements regarding referrals. We note that Rhodium generates 26.7% of your revenues in fiscal year 2020 and referred to you almost all of your customers. Please clarify the services that you provide Rhodium and whether Rhodium receives compensation or commission for referring customers to you. Finally, clarify the basis for your belief that you will no longer depend on Rhodium for referrals for customers in the near future. Describe efforts to diversify and expand your customer base from Rhodium.

Response: A cross reference has been added on page 112 to direct readers to the “Our Relationship with Rhodium” subsection, where additional disclosure has been added to expand on Rhodium’s business and the Origination Agreement with Rhodium, which has been filed as an exhibit to the proxy statement/prospectus. In addition disclosure has been added to explain that, based on currently available interim accounts, Fintech expects that for the six months ended August 31, 2020 Rhodium will have accounted for 15.5% of its revenue.

Fintech believes that the declining proportion of revenue attributable to Rhodium supports its belief that it will not substantially depend on Rhodium for referrals in the near future. The declining proportion of revenue attributable to Rhodium is due to Fintech’s strong product, which it believes is very attractive to current and future potential users, as well as incentives offered to some users (in addition to the Origination Agreement with Rhodium) to refer new traders in their ecosystem, see “Operating And Financial Review And Prospects Of Fintech - Known Trends or Future Events - Acceptance of the Kratos platform” and “Operating And Financial Review And Prospects Of Fintech - Known Trends or Future Events – Kratos’ offering” on page 134.

21.	For your trade financing business, please clarify your involvement with the lending or trade financing vendors. It is unclear whether your platform just refers financing needs to your customers to vendors that offer its services to your users or if you are involved receiving any funds through your platform or through your smart contracts. Please provide a description of the vendors that provide trade financing to your customers and clarify if you are substantially dependent on any vendor.

Response: Fintech’s “Trade Finance” module is a platform enabling trade finance by offering lending opportunities to our lender users, who set their own interest rate and other fees before agreeing to finance the transaction, with payment currently made outside of Kratos. To the extent Fintech in the future begins to facilitate payments on Kratos, it will use third-party payment providers. See “Business of Fintech – The Commodity Trading and Trade Finance Ecosystem Supported by Kratos - “Trade Finance” and “Insurance” modules” on page 114.

Fintech does not believe it is substantially dependent on any single trade financing provider, but is exposed to general risks related to its dependence on external financing providers, see “Risk Factors- We are dependent on external, non-exclusive sources of funding to provide trade financing to our users and a withdrawal of a major financing source from Kratos may have a significant impact on our business and profits.”

United States Securities and Exchange Commission

October 1, 2020

22.	It appears that you facilitate the sale and financing of commodities. Please expand your disclosure to clarify whether you are subject to any material regulation in the commodities or financial services industries, or if such regulations affects your customers to materially impact you and your business indirectly.

Response: Fintech is not directly subject to any material regulation. One component of Fintech’s strategy involves facilitating the access of non-traditional lenders to the trade financing market, as increased regulatory capital requirements imposed on banks by Basel III have made it less profitable and attractive for banks to serve the trade finance market, see “Business of Fintech – Our Strategy - Focus on underserved and fragmented SME market.”

Anticipated Accounting Treatment, page 120

23.	For clarity, please refer to Triterras Fintech Pte. Ltd as “Triterras” consistent with your pro forma financial statements or “Fintech” consistent with your disclosures elsewhere in your filing, rather than as “Target.”

Response: This disclosure has been made consistent.

Description of Transaction, page 122

24.	Disclose the exchange ratio for the shares of Netfin Holdco common stock to be issued for a common shares of Fintech. Please also disclose this information in the introduction to the Comparative Per Share Data on page 26.

Response: The Company has disclosed the exchange ratio on pages 26 and 128.

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Statement of Financial Position, page 124

25.	Please revise your pro forma balance sheet presentation to present a Netfin pro forma balance sheet assuming no redemptions and Netfin pro forma assuming maximum redemptions before presenting the pro forma combined balance sheets assuming no redemptions and maximum redemptions. The Netfin pro forma balance sheets should give effect to the:

●	reclassification of Class A Shares subject to possible redemption as a long-term liability under IFRS;

United States Securities and Exchange Commission

October 1, 2020

●	reclassification of cash and marketable securities held in the Netfin trust account of US$255.1 million to Cash; and

●	the cash used to fund the maximum redemption under the second scenario.

The Netfin pro forma balance sheets should be followed by separate merger adjustment columns and the pro forma combined balance sheets. The adjustments in these columns should be limited to only those that give effect to the merger.

Response: The Company has updated the pro forma balance sheet on page 129 to add merger adjustment columns.

1. Basis of Presentation, page 126

26.	We note your accounting treatment disclosures on page 22 that “the Business Combination will be treated as the equivalent of Fintech issuing shares for the net assets of Netfin, accompanied by a recapitalization.” In light of this conclusion, it is unclear why you refer to the merger as a business combination or disclose that Fintech has been determined to be the accounting acquirer. Please revise your disclosures on page 126 and elsewhere throughout your filing to clarify that the merger will be accounted for as a recapitalization, so that disclosures are consistent with your accounting conclusion.

Response: The Company has revised the disclosure in the Unaudited Pro Forma Condensed Combined Financial Statements to address the Staff’s comments by changing the term “Business Combination” to “Recapitalization” where appropriate.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2019, page 127

27.	For adjustment 2(d), please explain in sufficient detail the pro forma adjustments that give effect to the recapitalization. For example, the discussion should explain how you determined the number of shares to be issued in the recapitalization.

Response: The Company has revised the disclosure on page 132 to provide detail on the pro forma adjustments that give effect to the recapitalization, including how we determined the number of shares to be issued in the recapitalization, including the number of shares issued in the recapitalization.

United States Securities and Exchange Commission

October 1, 2020

Operating and Financial Review and Prospects of Fintech

Recent Developments, page 129

28.	Please provide an updated discussion of your liquidity. Specifically address your collection of receivables including the related party trade balance and the total amount collected from related companies (non-trade) since year-end.

Response: 99% of the trade receivables balances (including related party trade balances) have been collected subsequent to financial year end. For non-trade amount due from related companies, the company has collected 52% of the outstanding balances to date. The remaining balance of US$2,551,017 is expected to be fully repaid by current financial year end, February 2021. The disclosure on page 139 has been updated accordingly.

Result of Operations, page 131

29.	Please disclose and discuss separately in Revenues, and other sections as appropriate, transactions related to your related party (Rhodium).

Response: Additional disclosure has been added on pages 137 and 138.

30.	We note that on page 131 you disclose that revenues increased from transaction volume of US$3.6 billion on the “Trade Discovery” module. We also note your disclosure on page 11 that you monetize” the Kratos platform by charging fees to its users on commodity trading and trade finance transaction volumes.” Besides “transaction volume” please describe for us the metrics you use to monitor and manage your platform business. Furthermore, if metrics such as “transaction volumes” are used by management to manage the business, and promote an understanding of the company’s operating performance, they should be identified as key performance indicators and discussed pursuant to Item 5.A of Form 20-F and Section III.B.1 of SEC Release No. 33-8350. Please tell us your consideration of disclosing metrics, or other key performance indicators used.

Response: Additional disclosure has been added on page 135 in a new section entitled “Key Operating Metrics” and defined terms have been conformed throughout the proxy statement/prospectus.

Description of Holdco’s Securities, page 144

31.	Please consider providing a comparative description of the material provisions of the Amended and Restated Articles of Holdco, Netfin, and a domestic entity such as a Delaware corporation.

Response: A new section providing a comparative description of the material provisions of the Amended and Restated Articles of Holdco, Netfin, and a Delaware corporation has been included, beginning on page 150.

United States Securities and Exchange Commission

October 1, 2020

Statement of Comprehensive Income -- Year ended 29 February 2020, page F-21

32.	It appears as though you have elected under paragraph 99 of IAS 1 to classify expenses using the function of expense method described in paragraph 103 of IAS 1. We note that your current presentation of functional expenses does not include cost of revenues. By not separately presenting costs of revenues, you do not provide investors any insight into the costs you incurred to generate revenue, including costs to external third party service providers such as cloud-computing and data storage services, internet network services, information-security protection services, add-on search and screening services. Accordingly, please revise your financial statement presentation of functional expenses to present separately the amount of cost of revenues. If cost of revenues is significant, please discuss separately in Fintech's Results of Operations on page 131.

Response: While the amount attributable to the Cost of Revenue of US$103,631 is not material, the financial statement presentation of functional expenses has been revised on page 137 and F-21 to present separately the Cost of Revenues.

Note 3. Significant Accounting Policies

Revenues

License Fees, page F-31

33.	Please disclose the methods, inputs and assumptions used to estimate variable consideration when determining the transaction price in contracts with customers. In particular, we note your disclosures on pages F-39 and 135 that 90% of license fees are given as credit for customers. Please also address if your estimates of variable consideration are constrained. Please refer to paragraphs 119 and 126 of IFRS 15.

Response: The transaction price is the amount of consideration an entity expects to receive for the transfer of services to the customers (i.e. granting platform access to the customers). Once the customers have completed registration and the sign-up of the contract, the customers will have a unique access to the platform to commence their own trading. The annual license fees will be billed for each successful sign-up, together with an advance payment from the client that could be utilized to offset against fee payment of future trades. The “90% of license fee” mentioned in the proxy statement/prospectus is making reference to the advance payment.

We have determined that the transaction price is a fixed consideration. There are no components of variable consideration as the consideration amount is not contingent on or subject to changes due to timing or other performance factors. The license fees are paid for the access into the trading platform and recognized as revenue over the life of the contract period. On the other hand, the advance collected from customers is to incentivize them to perform transactions on the platform (recorded as contract liability - refer to question 40) and will be offset against future transactions’ fee payments and will not be an adjustment against Revenue.

United States Securities and Exchange Commission

October 1, 2020

Platform Service Fees, page F-32

34.	Please clarify your disclosures and identify your contractual customers for both Trade Discovery and Trade Finance modules. In regard to performance obligations, explain to us whether a “completed trade” also constitutes a “single performance obligation” for transactions involving your Trade Finance module. In regard to satisfied performance obligations, please define ”trade completion” and tell us whether it represents fees earned upon transaction processing.

Response: A “performance obligation” is the unit of account for revenue recognition. An entity assesses the services promised in a contract with a customer and identified as a performance obligation either:

●	Service (or a bundle of services) that is distinct; or

●	A series of distinct services that are substantially the same and that have the same pattern of transfer to the customer

In determination of a service promised in a contract is “distinct”, both of the following criteria need to be met:

●	The customer can benefit from the service either on its own or together with other resources that are “readily available” to the customer.

●	The entity’s promise to transfer the service to the customer is separately identifiable from other promises in the contract.

The platform service fees earned from “Trade Discovery” and “Trade Finance” modules are separate performance obligations. The fees are charged on arm’s length basis.

The “Trade Discovery” module covers the facilitation of commodity trades, allowing users (buyers and sellers) to find counterparties and transactions on the platform, create buy or sell orders and enter into sales agreements. (Refer to page 113). The platform fees from the “Trade Discovery” module is calculated based on an agreed fixed % fee in the contractual agreement with the customer of the actual trade value transacted on the platform. (Refer to page 116). Each completed trade constitutes a single performance obligation. In regard to satisfied performance obligations, Revenue is recognized at the point in time where trades were completed on the platform (i.e. commodity trade has been transacted and both buyers and sellers have acknowledged the trades to be completed on the platform).

The “Trade Finance” module is used by the lenders or financial institutions to receive funding requests and to provide funding to borrowers. The platform fees from the “Trade Finance” module is calculated based on an agreed fixed % fee in the contractual agreement with the customer of the amount financed by the lenders. (Refer to page 117). Each completed trade financing constitutes a single performance obligation. In regard to satisfied performance obligations, Revenue is recognized at the point in time when funding was provided to the borrowers as acknowledged by the customer on the platform (i.e. lender has disbursed the loan funding to the borrower).

United States Securities and Exchange Commission

October 1, 2020

35.	Please disclose the fees charged as a percentage of the transaction value for both revenue streams as you have done elsewhere in the filing. Further, clarify whether these fees represent variable consideration. See paragraphs 51 and 85 of IFRS 15. Cite the specific accounting guidance that you are relying upon to recognize revenues associated with these transactions.

Response: We have disclosed the fees charged as a percentage of the transaction value for both revenue streams under the “Revenue” note 14 (Refer to Page F-42) to the financial statements. As discussed in responses to question 33, there are no variable consideration

For platform fees, the transaction price is the amount of consideration an entity expects to receive for the transfer of services to the customers (i.e. providing a platform to facilitate commodities trading and trade finance).

The platform service fees earned from “Trade Discovery” and “Trade Finance” modules are separate performance obligations (Refer to question 34). Each completed trade and trade financing constitute as a fulfilment of a single performance obligation respectively.

In determining the transaction price, the Company has considered elements stated in IFRS 15, Revenue from Contracts with Customers, paragraph 48. For platform fees, the transaction price is the amount earned based on the services provided and calculated by the amount of transaction value and agreed percentage. As discussed in responses to question 35, there are no elements of variable consideration as the platform fees from the “Trade Discovery” and “Trade Finance” module are calculated based on agreed fixed % fee of the actual trade value transacted and the amount financed by lenders respectively.

In accordance with IFRS 15:31, the Company recognizes revenue when the Company satisfies a performance obligation by transferring a promised service to the customer, as follows:

For “Trade Discovery” Module, the performance obligation of the Company in facilitating counterparties’ trade on the Kratos platform is fulfilled when and both buyers and sellers have acknowledged the trades to be completed on the platform. As such, the revenue is recognized at that point in time.

For “Trade Finance” Module, the performance obligation of the Company in facilitating counterparties in obtaining trade financing is fulfilled when funding provided to the borrowers is acknowledged by the customer on the platform (i.e. lender has disbursed the loan funding to the borrower). As such, the revenue is recognized at that point in time.

United States Securities and Exchange Commission

October 1, 2020

Note 6. Trade Receivables, page F-36

36.	In light of the material nature of the related party transactions and the potential effect of the relationship on the financial statements, please disclose the amount of related party trade receivables on the face of the financial statements. Refer to IAS 1, paragraph 55 and IAS 24, paragraph 20.

Response: The Company has disclosed the amount of related party trade receivables on the face of the financial statements on page F-20.

Note 7. Other Current Assets, page F-37

37.	In light of the material nature of the related party transactions and the potential effect of the relationship on the financial statements, please disclose the amounts due from related parties on the face of the financial statements. In the note, please identify the related parties and describe the transactions giving rise to the receivables. Refer to IAS 24, paragraphs 18-20.

Response: The Company has disclosed the amounts due from related parties on the face of the financial statements on page F-20. The Company has also identified the related parties and describe the transactions giving rise to the receivables.

38.	In regard to the above comment, tell us how you considered presenting the amount due from related parties as deduction from equity. We refer you to SAB Topics 4:E and 4:G for an explanation of the Staff’s views concerning this subject.

Response: The amount due from related parties relates to advances extended to meet short-term working capital requirements and it should not be treated as deduction from equity. The amount due from related parties as at February 29, 2020 is US$5,361,593. The amount of US$2,810,576 was subsequently repaid by August 31, 2020 and the balance amount US$2,551,017 is expected to be repaid by February 28, 2021. The amount due from related parties are primarily receivables from the sister company, Rhodium Resources Pte. Ltd. of US$5,100,094 and receivables from the intermediate holding company, Triterras Asia Pte. Ltd. of US$261,120. As mentioned in the above question 37, the amounts due from related parties will be disclosed as requested.

SAB Topic 4:E and 4:G is not applicable.

SAB Topic 4:E Staff views - relates to receivables from sale of stock issued to officers, directors or other employees before the cash payment in received. As stated in the note to the financial statements of the Company, the amount due from related parties are advances extended to related parties to meet short-term working capital requirements. The amounts are unsecured and repayable upon demand. The Company expects to receive payment from the related parties within the next 12 months. The payment received is treated as repayment of advances and is not a plan to evade registration and reporting requirements of the securities laws.

United States Securities and Exchange Commission

October 1, 2020

SAB Topic 4:G Staff views - relates to receivables from a parent or another affiliate and these receivables are often seen as created in order to meet the “substantial assets” test and seen as evidencing a promise to contribute capital but are seldom paid. As stated in the note to the financial statements of the Company, the amount due from related parties are advances extended to related parties to meet short-term working capital requirements. The amounts are unsecured and repayable upon demand. The Company expect to receive payment from the related parties within the next 12 months. The advances extended to related parties is for the purpose of meeting short-term working capital needs and is not created to meet “substantial assets” test or a promise to contribute capital.

Note 12. Revenues, page F-39

39.	Please tell us whether you will disaggregate the contractual revenues related to Trade Discovery and Trade Finance within your platform services. Please refer to the accounting guidance in IFRS 15, paragraph 114 in support of your presentation.

Response: The Company has disaggregated the contractual revenues related to Trade Discovery and Trade Finance and have revised the disclosure in the finance statements and disclosed them separately under the “Revenue” note on page F-41.

40.	We note that you separately record a contract liability for advances collected from customers entering a sales agreement on your platform. Please disclose the amount of the contract liability, if any. If you have not recorded such contract liabilities as of the balance sheet date, please tell us why.

Response: The amount of the contract liability shown in the balance sheet is US$97,542 and we have recorded such contract liabilities as of the balance sheet date. Refer to Page F-42 and F-43 (Note 12).

* * *

United States Securities and Exchange Commission

October 1, 2020

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Marat Rosenberg, Netfin Holdco